ธนาคารกรุงเทพ

02042864

SEC MAIL PROCESSING RECEIVED JUL 24 2002 WASH. D.C. 154 SECTION

SUPPL

July 19, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Dear Sirs,

Attached please find the 2002 first half unreviewed unconsolidated financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

You can access these financial results through SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or SET's website at **http://www.set.or.th** (News Room/Company News) or Bangkok Bank's website at **http://www.bangkokbank.com** (For Shareholders/Financial Results).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 7/29

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bbl.co.th
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bbl.co.th

19 July 2002

Q2 Profit for Bangkok Bank of Baht 1.55 billion

Bangkok Bank has announced a net profit of Baht 1.55 billion for the second quarter of 2002, which is equivalent to earnings per share of Baht 1.06.

This is in line with the first quarter profit in 2002 and brings the net profit for the six months ended 30 June to Baht 3.1 billion.

Net interest income for the second quarter of 2002 was stable at Baht 5.4 billion. For the same period, non-interest income rose from Baht 3.4 billion to Baht 3.7 billion, with fees and service income in line with the previous quarter.

Non-interest expenses rose from Baht 6.1 billion in the first quarter of 2002 to Baht 6.4 billion in the second quarter of 2002, due to increases in legal fees and impairment expenses on foreclosed properties.

In accordance with the guidelines set by the Bank of Thailand, outstanding loans are now reported on a gross basis and at the end of June stood at Baht 803.9 billion. This includes loans that were classified as doubtful of loss, which had previously been written off, amounting to Baht 88.2 billion. The reserves for loan losses also reflect an increase of the same amount and now amounted to Baht 147.4 billion. Excluding this effect, loans increased by Baht 2.7 billion in the quarter ended June due to increased demand.

The Bank set aside provisioning against loan losses of Baht 1.1 billion, at a similar level as in the previous quarter.

Non-performing loans remained stable at Baht 108.3 billion at the end of June, while classified loans totalled Baht 241.5 billion, a decline of Baht 5.9 billion. The Bank restructured loans to the value of Baht 13.3 billion during the three-month period.

Deposits amounted to Baht 1,083.1 billion, an increase of around Baht 2.0 billion, while total assets at the end of June stood at Baht 1,257.9 billion, which represents an increase of Baht 3.6 billion for the quarter.

Total shareholders' equity increased to Baht 47.4 billion from Baht 43.1 billion.

The total capital adequacy ratio, after adjusting for the second quarter profit, stood at approximately 11.8 percent, while tier 1 capital was approximately 7.3 percent.

Summary Statement of Liabilities and Assets

C.B. 1.1

File No. 82-4835

As of 30 June, 2002

ASSETS	**Baht**
Cash	13,917,464,975.90
Interbank and money market items	174,205,042,276.22
Securities purchased under resale agreements	72,800,000,000.00
Investment in securities, net (with obligations Baht 83,848,000,000.00 บาท)	268,359,535,563.54
Credit advances (net of allowance for doubtful accounts)	648,799,693,304.11
Accrued interest receivables	1,567,832,188.87
Properties foreclosed, net	30,944,076,852.91
Customers' liabilities under acceptances	1,224,915,222.57
Premises and equipment, net	30,070,944,051.61
Other assets	16,013,811,090.14
Total Assets	1,257,903,315,525.87
Customers' liabilities under unmatured bills	8,741,120,863.18
Total	1,266,644,436,389.05
LIABILITIES	
Deposits	1,083,110,196,688.19
Interbank and money market items	28,256,060,255.39
Liabilities payable on demand	3,696,801,934.36
Securities sold under repurchase agreements	10,000,000.00
Borrowings	77,138,733,812.09
Bank's liabilities under acceptance	1,224,915,222.57
Other liabilities	17,096,994,222.59
Total Liabilities	1,210,533,702,135.19
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	12,036,217,132.66
Other reserves and profit and loss account	20,664,989,318.02
Total Shareholders' Equity	47,369,613,390.68
Total Liabilities and Shareholders' Equity	1,257,903,315,525.87
Bank's liabilities under unmatured bills	8,741,120,863.18
Total	1,266,644,436,389.05

Non-Performing Loans (14.77% of total loans before allowance for doubtful accounts)	108,252,449,000.00
Loans to related parties	35,217,997,932.46
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	41,456,809,311.37
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	89,470,002,373.48
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section 15 First paragraph	300,000.00
International Banking Facility's assets and liabilities	
Total assets	11,256,522,212.00
Total liabilities	5,063,699.28
Significant contingent liabilities	
Avals to bills and guarantees of loans	22,914,479,245.14
Letters of credit	24,032,696,921.32

This Summary Statement has not been reviewed or audited by Certified Public Accountant

Bangkok Bank Public Company Limited

Statements of Income

For 6 Months Ended June 30,

(Unaudited)

Unit : Thousand Baht

	2002	2001
Interest and dividend income	26,125,897	31,475,078
Interest expenses	15,447,027	19,253,270
Bad debt and doubtful accounts	2,129,606	2,950,301
Non-interest income	7,114,165	5,460,740
Non-interest expenses	12,562,384	11,346,223
Income before income tax	3,101,045	3,386,024
Income tax expenses	-	-
Net income	3,101,045	3,386,024
Earnings per share (Baht)	2.11	2.31

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

PL-6E.doc

Bangkok Bank Public Company Limited

Statements of Income

For 3 Months Ended June 30,

(Unaudited)

Unit : Thousand Baht

	2002	**2001**
Interest and dividend income	12,908,208	15,431,602
Interest expenses	7,558,547	9,223,408
Bad debt and doubtful accounts	1,101,192	1,188,838
Non-interest income	3,730,022	2,362,475
Non-interest expenses	6,430,363	5,826,430
Income before income tax	1,548,128	1,555,401
Income tax expenses	-	-
Net income	1,548,128	1,555,401
Earnings per share (Baht)	1.05	1.06

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

PL-3E.doc

NOTE 1. Basis for the presentation of loans and allowance for doubtful accounts

As at June 30, 2002, the loans and allowance for doubtful accounts include the doubtful of loss loans and related allowance for doubtful accounts, which had previously been written off amounting to approximately Baht 88,162 million. This is to be in compliance with the notification of the Bank of Thailand (BOT) regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002.

The abovementioned reversal resulted in the Bank reporting loans as at June 30, 2002 amounting to Baht 803,920 million. As at March 31, 2002, had the Bank presented loans on the same basis, the loans would have been reported at Baht 801,241 million.

2. Non-performing loans

As at June 30, 2002, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 108,252.4 million or 14.8% of total loans before allowance for doubtful accounts.

3. Classified loans and accrued interest receivables

As at June 30, 2002, classified loans and accrued interest receivables in accordance with the notification of the BOT dated February 18, 2002 are as follows :

Million Baht

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables Net of collateral Permitted by BOT*	% Required per BOT	Provision Required by the BOT *
Normal	533,577.2	239,189.2	1	2,391.9
Special mentioned	30,557.7	7,030.3	2	140.6
Substandard	28,303.6	11,597.2	20	2,319.4
Doubtful	15,999.7	6,153.0	50	3,076.5
Doubtful of loss	197,210.7	96,993.8	100	96,993.8
Total	805,648.9	360,963.5		104,922.2

* Exclude interbank & money market amounting to Baht 3,242.8 million

As at June 30, 2002, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

			Million Baht
	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	104,922.2	147,436.6	140.5
Allowance for valuation adjustment for debt restructuring	7,545.6	7,545.6	100.0
Total	112,467.8	154,982.2	137.8

* Exclude allowance for doubtful accounts of interbank and money market, amounting to Baht 158.7 million.

4. Troubled debt restructuring

For the quarter and half year ended June 30, 2002, the Bank restructured loans amounting to Baht 13,344.6 million and Baht 20,781.4 million.

5. Transfer of assets to the Thai Asset Management Corporation (TAMC)

For the quarter and half year ended June 30, 2002, the Bank had transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the BOT, amounting to Baht 1,454.7 million and Baht 2,033.3 million to the TAMC, respectively.